Exhibit 12.2

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Quarter ended
	March 31,	March 23,
	2013	2012
Income (loss) from continuing operations before income taxes	$27	$(68)
Add (deduct):
Fixed charges	84	98
Capitalized interest	(1)	(1)
Amortization of capitalized interest	2	2
Equity in losses related to certain 50% or less owned affiliates	2	2

Adjusted earnings	$114	$33

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$76	$86
Capitalized interest	1	1
Portion of rents representative of the interest factor	7	11

Total fixed charges and preferred unit distributions	$84	$98

Ratio of earnings to fixed charges and preferred unit distributions	1.4	—
Deficiency of earnings to fixed charges and preferred unit distributions	$—	$(65)